Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

On April 26, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

These materials contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

This filing contains slides used by Lyondell in a presentation to analysts during the Bear Stearns 13th Annual Global Credit Conference on May 18, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Solid Strategy, Confident Execution

Bear Stearns 13th Annual Global Credit Conference

May 18, 2004

Kevin DeNicola

Sr. Vice President & Chief Financial Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which was filed with the SEC on May 7, 2004.

In addition, on April 26, 2004, Lyondell filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of l measures to non-GAAP GAAP financia l measures are provided atfinancia

Lyondell Continues To Build A Balanced Portfolio

Lyondell

IC&D

2003 Sales: $3,801 MM 2003 EBITDA: $245 MM

Growth & International Presence

– A leading global producer of PO and derivatives

– Process technology strength

LCR

2003 Sales: $4,162 MM 2003 EBITDA: $377 MM

Cash Generation

– Unique capability to refine heavy crude oils

– Contractually stable business; strong cash flow generator

Equistar

2003 Sales: $6,545 MM 2003 EBITDA: $175 MM

Commodity Leverage

– A leading North American producer of ethylene, propylene and polyethylene

– Low cost position based on feedstock flexibility and scale

Millennium(1)

2003 Sales: $1,687 MM

International Presence and Steady Performance

– Leading product positions in TiO2 and Acetyls

– Ethylene integration

(1) Pending close of announced Millennium transaction

3rd Largest Chemical Company in North America (Post-Transaction)

2003 Sales ($            in millions)

Overview of Millennium

Millennium

2003 Sales: $1,687MM

29.5%

Equistar

2003 Sales: $6,545MM

100%

TiO2

2003 Sales: $1,172MM

Second largest producer in the world

Largest producer of titanium tetrachloride in N. America & Europe

Other products include zircon, zirconia, silica gel and cadmium-based pigments

Acetyls

2003 Sales: $421MM

Second largest producer of vinyl acetate monomers (VAM) and acetic in North America

Produces methanol through 85% interest in La Porte methanol company

Specialty Chemicals

2003 Sales: $94MM

Produces terpene-based fragrance and flavor chemicals

Strategic Benefits Of The Transaction

Consolidated ownership of Equistar

Forms the third-largest independent publicly traded chemical company in North America

Cost savings and synergies provide value to the combined shareholders

Adds breadth / depth to the portfolio

• Market leadership positions

• Broader geographic reach

• Further portfolio diversification – TiO2

• Product integration—Acetyls

Simplifies Lyondell

The Current Lyondell Product Portfolio

IC&D

– Propylene Oxide (PO) and Derivatives

– Co-products

- Styrene

- MTBE

– TDI

LCR

– Gasoline

– Heating oil

– Jet fuel

Equistar

– Ethylene

– Ethylene Derivatives

- Polyethylene

- Ethylene oxygenates

Leading Product Positions Create Significant Earnings Leverage

Pre-Tax Leverage

Product Annual Capacity Capacity Position (1) ( 1¢/unit)

Propylene Oxide (lbs) (2) 4.5 billion 1st in North America $23MM

Intermediate 1st in the world

Chemicals and Styrene Monomer (lbs) 5.0 billion 1st in North America $21MM

4th in the world

Derivatives MTBE (bbl/day) 58,500 1st in North America $9MM (4)

Ethylene (lbs) 11.6 billion 2nd in North America $116MM

5th in the world

Equistar Propylene (lbs) (3) 5.0 billion 2nd in North America $50MM

7th in the world

Polyethylene (lbs) 5.7 billion 3rd in North America $57MM

4th in the world

TiO2 (lbs) 1.5 billion 3rd in North America $15 MM

2nd in World

Millennium Acetyls (lbs)

- Acetic Acid 1.2 billion 2nd in North America $12 MM

3rd in World

- Vinyl Acetate Monomer 0.9 billion 2nd in North America $9 MM

3rd in World

1 Source: Capacities as of January 2004, CMAI, 2 Includes 100% of joint venture volumes 3 Does not include material or production refinery-grade he product flexibility from ‘s facility

4 Based ¢/galon 1

Investing Based on Differential Technology –PO & Derivatives

• Growth rate: 4-5%/yr

• End Use:

• Polyols: seating, mattresses, insulation, coatings

• PG: deicers, boat hulls, coatings, countertops/showers, personal care

• Ethers: coatings, electronics

• BDO: Spandex, electrical & auto parts

• Basis of differentiation:

• Proprietary process technology/cost

• Global position

• Derivative integration

2003 PO Capacity Share

LYO & Partners

Dow

Shell/BASF

Other

Chlorine-Based Technology

Co-Product Technology

LYO & Partners

PO Technology Source

Source: SRI, Tecnon, Lyondell estimates

There Are Very Few Future Propylene Oxide Capacity Additions

Source: SRI / Lyondell

There are Three Principal Propylene Oxide Technologies. Lyondell Practices Two Co-Product Technologies

Technology

PO & Styrene (POSM)

PO & MTBE (PO / MTBE)

Chlorine Based

Principal Participants

Lyondell, Shell

Lyondell, Huntsman

Dow, Asian Plants

The North American MTBE Industry Has Been Adjusting To The Regulatory Changes

2002 VS. Q1 2004

M B/D

U.S. Demand (130)

U.S. Supply / Capacity

— U.S. Dehydro Capacity (70)

— Refinery / Olefins Capacity (20)

— Import / Export (40)

(130)

Source: EIA, Lyondell Estimates

U.S. Spot MTBE Raw Material Margins 1997—Present

Basis: Platts USGC MTBE, butane & MeOH

Steps Toward Increased IC&D Cash Flow

Potential Cash Improvement From 2003

Complete PO-11 Capital Spend

Convert PO/SM

Purchases on Production

1999 PO / TDI

SM Margins

MTBE Resolution

Sell-out at 1995 PO / TDI / SM Margins

LYONDELL-CITGO Refining Is Structured To Be Largely Independent of Crude Oil Costs and Refining Margins

JV with CITGO

CITGO 100% Owned by PDVSA

268 M B/D Heavy Crude Refinery Located in Houston 230 M B/D contract with PDVSA

Deemed Margin

Crude Price Based on Product Price Less Cost Formula Balance of Crude Purchased in the Market

LCR Important Cash Generator – Operating Reliability and Crude Deliveries Drive Performance

1 4Q01: Scheduled maintenance turnaround

Equistar is a Leading Ethylene Producer

#2 in North America

Competitive position based on feedstock flexibility

Top 5 North America

40%

Exxon

7%

Union Carbide

7%

Nova

8%

Dow

9%

Shell

9%

1991

64%

Nova

8%

ChevronPhillips

10%

ExxonMobil

13%

Equistar

15%

Dow/Carbide

18%

2003

Source: CMAI

North American Supply/Demand Balance Is On Track To Improve Significantly

Ethylene Supply/Demand Balance – North America

Source: CMAI / Equistar (September/2003)

Effective Ethylene Operating Rates Are Forecast To Be In The Low To Mid 90% Range

U.S. Ethylene Supply/Demand

CMAI-4/04

# Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

**Equistar Capability**


NGL
37%
Liquid
63%

**N. American Industry (ex. Equistar)**


Liquid
25%
NGL
75%

## Liquid Cracking Variable Cost Advantage vs. NGL


Ethane - Light Naphtha Cost of Ethylene Spread
¢/lb ethylene
7
6
5
4
3
2
1
0
Average
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

*Source:* ChemData

*Source: CMAI and Lyondell*

20

LYONDELL

It Takes Time to Move Raw Material Increases Through The Supply Chain: $3 Per Barrel Impact At Equistar

Hours Days Weeks Months

Naphtha Impact

NGLs Follow

Petro -chemicals Rise

Fuel Co-Products Rise

Polymers/ Derivatives Rise

Co-Product Prices Have Increased More Rapidly Than Raw Material Costs

Crude Oil-Based Raw Materials Naphtha Cracking Product Yield

Fuel Gas / Oil

Ethylene

Propylene

Butadiene

Butylenes

Benzene

Gasoline

Unit Price / Value, ¢ / Unit % Change

Dec. 2003 Apr. 2004

Raw Materials

- Lt. Naphtha gal 79 87 10

Ethylene lbs 29.5 32.5 10

Co-Products

- Propylene lbs 22.5 32.25 43

- Butadiene lbs 29 29 —

- Butylene lbs 15 20 33

- Benzene gal 155 235 52

- Gasoline gal 85 115 35

- Fuel Gas/Oil MMBTU 490 544 11

Source: CMAI, Lyondell Estimates

In Summary, The Business Areas Are Positioned For Significant Improvement

Improving Global Economy

Significant Volumetric Leverage

Tightening Supply/Demand Outlook In Key Products

Differential Positions:

– POSM Technology

– LCR Crude Contract

– Liquid Crackers

Results Have Started to Reflect Improved Conditions

Quarterly EBITDA

Enterprise Earnings Capability Far Exceeds Recent Trough Results – Current Ownership

Cycle EBITDA Potential

Recession/ Trough

Pre-Recession

Peak

2003 Proportional Interest, Dividends & Capital

2003 1999/2000 1995 Margins 1988 Margins Margins 1 LCR IC&D Equistar

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA

Our Financial Strategy is Focused and Unchanged

Maintain Sufficient Liquidity

Repay Debt

We Have Maintained Significant Liquidity

($            in millions)

December 31, 2002 March 31, 2004

Lyondell Equistar Lyondell Equistar

Cash and ST Investments $ 330 $ 27 $ 471 $ 111

Facility Availability $ 301 $ 434 $ 298 $ 384

Total Liquidity $ 631 $ 461 $ 769 $ 495

No Significant Near-Term Debt Maturities

Debt Maturities(1),(2)

Lyondell 9 3/8% ACC Debenture

Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 10 1/8% Senior Notes

Lyondell 9 5/8% Sr. Secured Notes Series A Equistar 11.2% Medium Term Notes Millennium 7% Senior Unsecured Notes due 2006

Lyondell 9 7/8% Sr. Secured Notes Series B Equistar 6 1/2% Notes

Millennium 9 1/4% Senior Unsecured Notes due 2008

(1) Lyondell: Does not include $350MM Revolving Credit Facility, which expires in 2005, or $100MM Accounts Receivable Sales Facility

(2) Equistar: Does not include $250MM Inventory-Based Revolving Credit Facility or $450MM Accounts Receivable Sales Facility

…However, There is a Significant Amount of Accessible Debt

Accessible Debt(1)

Lyondell 9 3/8% ACC Debenture

Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 6 1/2% Notes Millennium 7% Senior Unsecured Notes due 2006

Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 11 1/8% Sr. Secured Notes Series D Equistar 10 1/8% Senior Notes Millennium 9 1/4% Senior Unsecured Notes due 2008

Lyondell 9 7/8% Sr. Secured Notes Series B Equistar 11.2% Medium Term Notes Equistar 10 5/8% Senior Notes

(1) Accessible debt is shown for the first year in which it is callable and does not include subordinated debt. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and $700MM Senior Notes due 2008 (Equistar)

After the Millennium Transaction Lyondell Will Ultimately Have Increased Access to Equistar Distributions

Flow of $1 of Equistar Distributions *

Lyondell

Negative Basket—0¢ Positive Basket—14.75¢

70.5¢

Millennium

Constraints

EBITDA / Interest Ratio Restricted Payments Basket

29.5¢

Equistar

Constraints

Penalty Interest

* Includes simplifying assumptions such as ignoring timing, tax effects, etc.

De-leveraging Will Benefit All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Debt Reduction

$2 Billion $3 Billion

(w/o MCH) (with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $ 200MM / Year $ 300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at 2 3

$11.50 / share $12.25 / share

Constant Capitalization

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell net loss $ (302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA $ 245

Equistar net loss $ (339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA $ 175

Proportionate Share—70.5% $ 123

LCR net income $ 228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA $ 377

Proportionate Share—58.75% $ 222

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 245

70.5% of Equistar EBITDA 123

58.75% of LCR EBITDA 222

Lyondell and Proportionate Share of Equity Investments $ 590

Lyondell Chemical Company

Reconciliation of Lyondell and Proportionate Share of Ventures’ Interest, Capital Expenditures and Dividends For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell IC&D

Interest expense, net $ 392

Capital expenditures (a) 50

Dividends 116

Total $ 558

Equistar

Interest expense, net 207

Capital expenditures 106

Total $ 313

Proportionate Share—70.5% $ 221

LCR

Interest expense, net 36

Capital expenditures 46

Total $ 82

Proportionate Share—58.75% $ 48

Lyondell and Proportionate Share of Equity Investments -

Interest, Capital Expenditures and Dividends

Lyondell IC&D $ 558

75% of Equistar 221

58.75% of LCR 48

Lyondell and Proportionate Share of Equity Investments

Interest, Capital Expenditures and Dividends $ 827

(a) Excludes contributions to PO-11 and U.S. PO joint ventures and the purchase of the BDO-2 facility.

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003

(Millions of dollars)

Millennium net loss $ (184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $ 57 *

Add: Impairment costs $ 103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $ 183

* Includes asset impairmentge of $103, reo office and plant closure costs

**LYONDELL CHEMICAL COMPANY**
**RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA**
(Millions of dollars)

| | 1Q 2000 | 2Q 2000 | 3Q 2000 | 4Q 2000 | 1Q 2001 | 2Q 2001 | 3Q 2001 (a) | 4Q 2001 | Q1 2002 | Q2 2002 | Q3 2002 | Q4 2002 (b) | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | 1Q 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Net income (loss)** | $ 22 | $ (22) | $ 66 | $ 62 | $ 42 | $ 66 | $ 78 | $ 17 | $ 41 | $ 63 | $ 50 | $ 59 | $ 28 | $ 58 | $ 69 | $ 73 | $ 91 |
| Add: Depreciation and amortization | 26 | 30 | 28 | 28 | 28 | 27 | 26 | 27 | 29 | 30 | 28 | 29 | 28 | 29 | 28 | 28 | 30 |
| Interest expense, net | 12 | 16 | 16 | 17 | 16 | 15 | 10 | 10 | 8 | 7 | 8 | 9 | 10 | 9 | 8 | 9 | 10 |
| **LCR EBITDA** | $ 60 | $ 24 | $ 110 | $ 107 | $ 86 | $ 108 | $ 114 | $ 54 | $ 78 | $ 100 | $ 86 | $ 97 | $ 66 | $ 96 | $ 105 | $ 110 | $ 131 |

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

**RECONCILIATION OF LCR NET CASH DISTRIBUTIONS**

| | 1Q 2000 | 2Q 2000 | 3Q 2000 | 4Q 2000 | 1Q 2001 | 2Q 2001 | 3Q 2001 | 4Q 2001 | Q1 2002 | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | 1Q 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Investment in LCR at beginning of quarter** | $ 52 | $ 35 | $ 32 | $ 58 | $ 20 | $ 27 | $ 44 | $ 33 | $ 29 | $ 54 | $ 71 | $ 54 | $ 68 | $ 20 | $ 1 | $ (14) | 3 |
| Add: Equity in income (loss) of LCR | 16 | (10) | 42 | 38 | 27 | 41 | 48 | 13 | 27 | 39 | 32 | 37 | 19 | 37 | 43 | 45 | 56 |
| Other comprehensive loss due to minimum pension liability | - | - | - | - | - | - | - | - | - | - | - | (16) | - | - | - | 4 | - |
| Accrued interest converted to capital | - | - | - | - | - | - | - | - | - | - | - | - | - | 10 | - | - | - |
| Contribution payable to LCR | - | - | - | - | - | - | - | - | - | - | - | - | - | 3 | (3) | - | - |
| Less: Investment in LCR at end of quarter | (35) | (32) | (58) | (20) | (27) | (44) | (33) | (29) | (54) | (71) | (54) | (68) | (20) | (1) | 14 | (3) | (5) |
| **Net cash distributions from (contributions to) LCR** | $ 33 | $ (7) | $ 16 | $ 76 | $ 20 | $ 24 | $ 59 | $ 17 | $ 2 | $ 22 | $ 49 | $ 7 | $ 67 | $ 69 | $ 55 | $ 32 | $ 54 |
| **Distributions from LCR** | $ 33 | $ - | $ 24 | $ 86 | $ 22 | $ 30 | $ 79 | $ 34 | $ 24 | $ 27 | $ 63 | $ 12 | $ 88 | $ 69 | $ 58 | $ 38 | $ 63 |
| **Contributions to LCR** | - | (7) | (8) | (10) | (2) | (6) | (20) | (17) | (22) | (5) | (14) | (5) | (21) | - | (3) | (6) | (9) |
| **Net cash distributions from (contributions to) LCR** | $ 33 | $ (7) | $ 16 | $ 76 | $ 20 | $ 24 | $ 59 | $ 17 | $ 2 | $ 22 | $ 49 | $ 7 | $ 67 | $ 69 | $ 55 | $ 32 | $ 54 |

35

LYONDELL

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

(Millions of dollars)

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004

Lyondell net loss $ (113) $ (68) $ (44) $ (77) $ (15)

Add: Benefit from income tax (55) (39) (27) (58) (9)

Interest expense, net 83 99 106 104 109

Depreciation and amortization 57 61 66 66 63

(Income) loss from equity investment in Equistar 100 32 26 70 (6)

Income from equity investment in LCR (19) (37) (43) (45) (56)

Lyondell EBITDA $ 53 $ 48 $ 84 $ 60 $ 86

Equistar net income (loss) $ (146) $ (49) $ (40) $ (104) $ 5

Add: Depreciation and amortization 78 76 76 77 76

Interest expense, net 49 53 51 54 55

Equistar EBITDA $ (19) $ 80 $ 87 $ 27 $ 136

Proportionate Share—70.5% $ (14) $ 57 $ 61 $ 19 $ 96

LCR net income $ 28 $ 58 $ 69 $ 73 $ 91

Add: Depreciation and amortization 28 29 28 28 30

Interest expense, net 10 9 8 9 10

LCR EBITDA $ 66 $ 96 $ 105 $ 110 $ 131

Proportionate Share—58.75% $ 39 $ 56 $ 62 $ 65 $ 77

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $ 53 $ 48 $ 84 $ 60 $ 86

70.5% of Equistar EBITDA (14) 57 61 19 96

58.75% of LCR EBITDA 39 56 62 65 77

Lyondell and Proportionate Share of Equity Investments $ 78 $ 161 $ 207 $ 144 $ 259